IRL Social Skills

Profit and Loss
January - December 2022

	TOTAL
Income	
Customer Discounts	-50.00
Refunds to customers	-6,450.00
Sales	99,171.39
Scholarship Discount	-29,530.00
Total Income	**$63,141.39**
Cost of Goods Sold	
Contractors	69,462.50
Total Cost of Goods Sold	**$69,462.50**
GROSS PROFIT	**$ -6,321.11**
Expenses	
Advertising & Marketing	47,403.25
Building & Property Rent	1,972.82
Contributions to Charities	505.00
Insurance	9,992.86
Interest paid	65.89
Legal & Professional Services	6,940.01
Office expenses	3,419.97
Other Business Expenses	12,405.72
Payroll - Employee Benefits	527.40
Supplies	43.45
Taxes paid	235.98
Travel	4,154.48
Utilities	2,797.56
Total Expenses	**$90,464.39**
NET OPERATING INCOME	**$ -96,785.50**
Other Income	
Dividends	7.68
Donation	192.99
ODE Grant	109,430.00
Other Income	1,057.00
Total Other Income	**$110,687.67**
Other Expenses	
Vehicle expenses	3,839.01
Total Other Expenses	**$3,839.01**
NET OTHER INCOME	**$106,848.66**
NET INCOME	**$10,063.16**

IRL Social Skills

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (7511) - 1	823.00
ODE Scholarship Funds	0.00
OnPoint Business Savings	12,496.98
Personal Cards	
B of A Master Card 2006	0.00
Capital One MC 2047	0.00
Card ending in 3569	0.00
Discover 3101 (biz card)	-8,185.35
Mara's Personal Cards	0.00
Mercury MC 5622	0.00
Ollo MC 9341	0.00
Upgrade Visa 6126	-994.71
Total Personal Cards	**-9,180.06**
Wave Deposits Clearing	0.00
Total Bank Accounts	**$4,139.92**
Accounts Receivable	
Accounts Receivable (A/R)	5,100.00
Total Accounts Receivable	**$5,100.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$9,239.92**
TOTAL ASSETS	**$9,239.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Google FI	500.00
Total Credit Cards	**$500.00**
Other Current Liabilities	
Micro Enterprise Loan	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$500.00**

IRL Social Skills

Balance Sheet
As of December 31, 2022

	TOTAL
Long-Term Liabilities	
SBA Loan	20,500.00
Total Long-Term Liabilities	**$20,500.00**
Total Liabilities	**$21,000.00**
Equity	
Opening balance equity	-3,125.45
Owner draws	-24,476.67
Owner investments	19,554.56
Personal expenses	-6,501.21
Retained Earnings	-948.81
Net Income	3,737.50
Total Equity	**$ -11,760.08**
TOTAL LIABILITIES AND EQUITY	**$9,239.92**

IRL Social Skills
Statement of Cash Flows
January - December 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022
OPERATING ACTIVITIES						
Net Income	-5,229.74	-3,152.04	-3,311.52	-5,349.86	-423.81	93,709.86
Adjustments to reconcile Net Income to Net Cash provided by operations:						
Accounts Receivable (A/R)				-275.00	-25.00	-1,800.00
Accounts Payable (A/P)						
Google FI						
Micro Enterprise Loan						
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 0.00	$ 0.00	$ 0.00	-$ 275.00	-$ 25.00	-$ 1,800.00
Net cash provided by operating activities	-$ 5,229.74	-$ 3,152.04	-$ 3,311.52	-$ 5,624.86	-$ 448.81	$ 91,909.86
FINANCING ACTIVITIES						
Opening balance equity				17,374.55		
Owner's Equity:Mara - Owner Draws				-2,500.00	-1,250.01	-3,950.00
Owner's Equity:Mara - Personal Expenses	-507.00	-223.63	-132.47		-250.00	-430.33
Owner's Equity:Owner Investments	1,730.77	2,339.88	2,091.06	566.65	59.00	215.22
Net cash provided by financing activities	$ 1,223.77	$ 2,116.25	$ 1,958.59	$ 15,441.20	-$ 1,441.01	-$ 4,165.11
Net cash increase for period	-$ 4,005.97	-$ 1,035.79	-$ 1,352.93	$ 9,816.34	-$ 1,889.82	$ 87,744.75

	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
	624.87	-22,256.25	-16,536.69	-13,991.42	-10,444.78	-3,867.60	9,771.02
							0.00
	-550.00	-2,150.00	900.00	-1,200.00	-300.00	900.00	-4,500.00
						0.00	0.00
						500.00	500.00
	2,500.00	-2,500.00					0.00
	$ 1,950.00	-$ 4,650.00	$ 900.00	-$ 1,200.00	-$ 300.00	$ 1,400.00	-$ 4,000.00
	$ 2,574.87	-$ 26,906.25	-$ 15,636.69	-$ 15,191.42	-$ 10,744.78	-$ 2,467.60	$ 5,771.02
							17,374.55
	-141.60	-10,048.23	-1,021.66	-102.16	-2,434.57	-3,028.44	-24,476.67
	-398.22	-290.00	-3,530.79		-403.92	-6,968.37	-13,134.73
	7,237.27	79.00	288.24	39.00	3,308.11	1,340.90	19,295.10
	$ 6,697.45	-$ 10,259.23	-$ 4,264.21	-$ 63.16	$ 469.62	-$ 8,655.91	-$ 941.75
	$ 9,272.32	-$ 37,165.48	-$ 19,900.90	-$ 15,254.58	-$ 10,275.16	-$ 11,123.51	$ 4,829.27